Schedule 13G/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Parexel International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

699-462-107
(CUSIP Number)

02/15/2002
(Date of Event Which Requires Filing of this Statement)

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kenneth L. Fisher

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.SEC Use Only

4.Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.Sole Voting Power
1,173,500

6.Shared Voting Power
N/A

7.Sole Dispositive Power
1,173,500

8.Shared Dispositive Power
N/A

9.Aggregate Amount Beneficially Owned by Each Reporting Person
1,173,500

10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares

11.Percent of Class Represented by Amount in Row (11)
4.73%

12.Type of Reporting Person (See Instructions)
IN



      Item 1.

(a)Name of Issuer
	PAREXEL INTERNATIONAL CORP.

(b)Address of Issuer's Principal Executive Offices
	Parexel International Corp.
	195 West Street
	Waltham, MA 02451

      Item 2.

      (a)Name of Person Filing
a. Fisher Investments, Inc.
b. Kenneth L. Fisher
      (b)Address of Principal Business Office or, if none, Residence
a. 13100 Skyline Blvd.
Woodside, CA 94062
b. 13100 Skyline Blvd.
Woodside, CA 94062
      (c)Citizenship
a. Fisher Investments Inc. was incorporated and organized in the state of California
b. Kenneth L. Fisher: United States
      (d)Title of Class of Securities
There is no title of class of security purchased. Security is registered as a common stock
      (e)CUSIP Number
	699-462-107

      Item 3.If this statement is filed pursuant to   240.13d-1(b) or
      240.13d-2(b) or (c), check whether the person filing is a:

      (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

      (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)[ X ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

      (f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

      (g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
	Act of 1940 (15 U.S.C. 80a-3);

      (j)[   ]Group, in accordance with  240.13d-1(b)(1)(ii)(J).


      Item 4.Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
	Item 1.

      (a)Amount beneficially owned: 1,173,500.

      (b)Percent of class: 4.73%.

      (c)Number of shares as to which the person has:


      (i)Sole power to vote or to direct the vote 1,173,500.


      (ii)Shared power to vote or to direct the vote N/A.


      (iii)Sole power to dispose or to direct the disposition of 1,173,500.


      (iv)Shared power to dispose or to direct the disposition of N/A.

      Item 5.Ownership of Five Percent or Less of a Class
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

      Item 6.Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the
	power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
	N/A

      Item 8.Identification and Classification of Members of the Group
      If a group has filed this schedule pursuant to  240.13d-1(b)(1)(ii)
	(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
	N/A

      Item 9.Notice of Dissolution of Group
      Notice of dissolution of a group may be furnished as an exhibit
	stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
	Item 5.
	N/A

      Item 10.Certification

      (a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influen-cing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a partici-pant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.
      02/15/02
      Date
      /s/ Kenneth L. Fisher
      Signature
      CEO
      Name/Title